                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 2)

                                NEW YORK TIMES CO
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    650111107
                                 (CUSIP Number)

                                Barry Fink, Esq.
                                 Morgan Stanley
                           1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 762-7975

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 October 6, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed"
for purposes of Section 18 of the Securities Exchange Act of 1934, as amended
(the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 650111107                   13D                     PAGE 2 OF 11 PAGES
--------------------------                           ---------------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Morgan Stanley
       IRS #36-314-5972

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)[X]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         9,723,200
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY          2,450
     OWNED BY       ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
    REPORTING            10,951,809
   PERSON WITH      ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         2,450
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,954,259
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.62%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 650111107                   13D                     PAGE 3 OF 11 PAGES
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Morgan Stanley Investment Management Limited

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       The country of citizenship is the United Kingdom.
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER
                         9,610,551
    NUMBER OF       ------------------------------------------------------------
      SHARES          8  SHARED VOTING POWER
   BENEFICIALLY          352
     OWNED BY       ------------------------------------------------------------
      EACH            9  SOLE DISPOSITIVE POWER
    REPORTING            10,830,150
   PERSON WITH      ------------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER
                         352
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,830,502
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.53%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IA, CO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 650111107                   13D                     PAGE 4 OF 11 PAGES
--------------------------                           ---------------------------

Item 1.  Security and Issuer.

         This is the second amendment to the original Schedule 13D, which was filed on April 18, 2006.

         This statement relates to the Class A common stock, $0.10 par value
(the "Class A Common Stock"), of The New York Times Company, a New York
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 5.  Interest in Securities of the Issuer.

         The information set forth in Item 5 of the original Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a) For the purposes of Rule 13d-3 promulgated under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 10,954,259 shares of Class A Common Stock, or approximately
7.6% of the outstanding shares of Class A Common Stock. MS does not have any voting power over 1,228,609 shares of such Class A Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, its investment management business units.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSIM may be deemed to beneficially own 10,821,555 shares of Class A Common Stock, or approximately 7.53% of the outstanding shares of Class A Common Stock. MSIM does not have any voting power over 1,219,599 shares of such Class A Common Stock.

         The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the
Exchange Act.

         (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by MS and MSIM.

         (c) During the past 60 days MSIM has effected the transactions in the
Class A Common Stock set forth in Schedule C.

         (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Class A Common stock held by MSIM and the proceeds from the sale of the shares of Class A Common Stock.

         (e) Not applicable.

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CUSIP NO. 650111107                   13D                     PAGE 5 OF 11 PAGES
--------------------------                           ---------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 2: Joint Filing Agreement*

         * Filed with original Schedule 13D

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CUSIP NO. 650111107                   13D                     PAGE 6 OF 11 PAGES
--------------------------                           ---------------------------

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2006            Morgan Stanley

                                    /s/ Dennine Bullard
                                    --------------------------------------------
                                    By:  Dennine Bullard
                                    Title: Authorized Signatory

                                    Morgan Stanley Investment Management Limited

                                    /s/ Hywel George
                                    --------------------------------------------
                                    By:  Hywel George
                                    Title:  Authorized Signatory

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CUSIP NO. 650111107                   13D                     PAGE 7 OF 11 PAGES
--------------------------                           ---------------------------

                                   SCHEDULE A

               EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

         The names of the Directors and the names and titles of the Executive
Officers of Morgan Stanley and their principal occupations are set forth below.
The business address of each of the Directors or Executive Officers is that of
Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to
Morgan Stanley and each individual is a United States citizen.

Name, Business Address         Present Principal Occupation
----------------------         ----------------------------
*Roy J. Bostock                Chairman of the Partnership for a Drug Free
                               America

*Erskine B. Bowles             President of the University of North Carolina

*Sir Howard J. Davies(1)       Director, London School of Economics and
                               Political Science

*C. Robert Kidder              Principal, Stonehenge Partners, Inc.

*John J. Mack                  Chairman of the Board and Chief Executive Officer

*Donald T. Nicolaisen          Director

*Charles H. Noski              Director

*Hutham S. Olayan              President and Chief Executive Officer of Olayan
                               America Corporation and Director of the
                               Olayan Group

*Charles E. Phillips, Jr.      President and Director of Oracle Corporation

*O. Griffith Sexton            Adjunct Professor of finance at Columbia Business
                               School

*Dr. Laura Andrea Tyson        Dean of the London Business School

*Dr. Klaus Zumwinkel(2)        Chairman of the Board of Management, Deutsche
                               Post AG

Walid A. Chammah               Head of Investment Banking

Jonathan Chenevix-Trench(3)    Chairman, Morgan Stanley International

Zoe Cruz                       Co-President

Thomas Daula                   Chief Risk Officer

James P. Gorman                President and COO, Global Wealth Management Group

--------------------
(1)  Sir Howard Davies is a citizen of the United Kingdom

(2)  Klaus Zumwinkel is a German citizen

(3)  Jonathan Chenevix-Trench is a citizen of the United Kingdom

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CUSIP NO. 650111107                   13D                     PAGE 8 OF 11 PAGES
--------------------------                           ---------------------------

David Heleniak                 Vice Chairman

Roger C. Hochschild            President and COO, Discover Financial Services

Jerker Johansson(4)            Co-Head of Institutional Sales and Trading

Gary G. Lynch                  Chief Legal Officer

Alasdair Morrison(5)           Chairman, Morgan Stanley Asia

Eileen Murray                  Head of Global Operations and Technology

David W. Nelms                 Chairman and CEO, Discover Financial Services

Thomas Nides                   Chief Administrative Officer and Secretary

Linda Riefler                  Chief Talent Officer

Robert W. Scully               Co-President

Neal A. Shear                  Co-Head of Institutional Sales and Trading

David H. Sidwell               Executive Vice President and Chief Financial
                               Officer

Cordell G. Spencer(6)          Deputy Head of Investment Banking

Owen D. Thomas                 President and COO, Investment Management

* Director

--------------------

(4)  Jerker Johansson is a Swedish citizen

(5)  Alasdair Morrison is a citizen of the United Kingdom

(6)  Cordell Spencer is a Canadian citizen

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CUSIP NO. 650111107                   13D                     PAGE 9 OF 11 PAGES
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                                   SCHEDULE C

MSIM has effected the following sales of Class A Common Stock during the past 60 days:

     DATE                           AMOUNT                             PRICE
     ----                           ------                             -----
    8/7/06                           3,592                            $22.08
    8/7/06                          92,840                            $22.08
    8/8/06                          15,400                            $22.14
    8/9/06                              28                            $22.15
    8/9/06                             420                            $22.15
   8/16/06                             508                            $22.25
   8/25/06                           2,337                            $22.12
   8/30/06                             705                            $22.39
   8/30/06                           4,065                            $22.39
    9/1/06                           6,133                            $22.60
    9/5/06                          16,821                            $22.62
    9/6/06                          16,821                            $22.62
   9/13/06                          88,939                            $23.11
   9/15/06                             209                            $23.01
   9/15/06                             100                            $23.00
   9/19/06                             394                            $23.00
   9/20/06                           1,107                            $22.96
   9/21/06                          38,439                            $23.07
   9/29/06                              50                            $22.83
   9/29/06                             178                            $22.83
   10/3/06                             203                            $22.53
   10/5/06                             148                            $22.50
   10/5/06                               6                            $22.45
   10/6/06                           4,832                            $22.73

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CUSIP NO. 650111107                   13D                    PAGE 10 OF 11 PAGES
--------------------------                           ---------------------------

MSIM has effected the following purchases of Class A Common Stock during the past 60 days:

     DATE                           AMOUNT                             PRICE
     ----                           -------                            -----
  08/09/06                              78                            $22.15
  08/09/06                             336                            $22.11
  08/09/06                          23,435                            $22.20
  08/11/06                           5,997                            $22.49
  08/11/06                           1,196                            $22.48
  08/16/06                             508                            $22.25
  08/16/06                          89,633                            $21.96
  08/16/06                           1,796                            $21.96
  08/16/06                          19,084                            $21.96
  08/16/06                           3,835                            $21.96
  08/16/06                          11,380                            $21.96
  08/16/06                          13,127                            $21.96
  08/21/06                          21,326                            $22.03
  08/21/06                          31,321                            $22.03
  08/23/06                          44,717                            $21.88
  08/23/06                           6,405                            $21.88
  08/30/06                          38,698                            $22.77
  08/30/06                             200                            $22.50
  08/31/06                           6,773                            $22.84
  08/31/06                             120                            $22.84
  08/31/06                           4,170                            $22.84
  08/31/06                           8,276                            $22.84
  08/31/06                          78,501                            $22.84
  08/31/06                              25                            $22.84
  08/31/06                           6,540                            $22.84
  08/31/06                              67                            $22.84
  08/31/06                             100                            $22.91
  09/01/06                             239                            $22.65
  09/01/06                             180                            $22.65
  09/11/06                          24,319                            $22.14
  09/11/06                          16,905                            $22.14
  09/12/06                             412                            $21.93
  09/13/06                             947                            $23.37
  09/15/06                          88,620                            $22.99
  09/18/06                             874                            $23.11
  09/18/06                           8,313                            $23.11
  09/19/06                         141,801                            $22.83
  09/07/06                              19                            $22.36
  09/15/06                              16                            $22.94
  09/18/06                               6                            $23.06
  09/22/06                          51,148                            $22.10
  09/22/06                          18,211                            $22.10
  09/26/06                              16                            $22.44
  09/26/06                             700                            $22.35
  09/26/06                          12,781                            $22.34
  09/28/06                             151                            $22.67
  09/28/06                             157                            $22.67

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CUSIP NO. 650111107                   13D                    PAGE 11 OF 11 PAGES
--------------------------                           ---------------------------

  09/28/06                             294                            $22.67
  10/03/06                          10,333                            $22.58
  10/03/06                              52                            $22.45
  10/05/06                           5,247                            $22.58
  10/05/06                          51,557                            $22.80
  10/05/06                          21,331                            $22.80

         Other than the transactions described above, to the best of the
Reporting Persons' knowledge, none of the executive officers and directors of the Reporting Persons (listed on attached Schedules A and B) nor any other
Reporting Person have effected any transactions in the Class A Common Stock during the past 60 days.